UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2025

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

2025 Shinhan Financial Group Co., Ltd. Corporate Value-Up Plan

1.
On July 26, 2024, the Company announced its Corporate Value-Up Plan, setting 2027 as the target year for achieving the following key goals: 1) Achieve ROE of 10% and ROTCE of 11.5%, based on the CET1 ratio of at least 13%; 2) Increase the shareholder return ratio to around 50%; 3) Enhance the per-share value (TBPS – Tangible Book Value Per Share) by reducing the total number of shares to below 500 million by the end of 2024 and further to 450 million by the end of 2027.

2.
According to the results of the 2024 execution assessment and diagnosis, although ROE and ROTCE declined year-on-year due to a decrease in non-banking income, the CET1 ratio maintained at approximately 13% despite market volatility. The shareholder return ratio rose to 40.2% through the consistent execution of the shareholder return policy, and the total number of issued and outstanding shares decreased to below 500 million.

- 2024 key financial results: ROE 8.4%, ROTCE 9.6%, CET1 ratio 13.06%, Shareholder return ratio
40.2%, Total number of issued and outstanding shares 499 million, TBPS KRW 100,096

3.
According to the results of the examination of its target levels through the execution review, the Company resolved to maintain its existing targets for 2027 while initiating a full-scale execution of the 2025 corporate value-up plan with the following interim targets:

- 2025 Plan: Improve ROE by 50bps, maintain the CET1 ratio above at 13.1% or higher, and raise the shareholder return ratio to above 42%

4.
To achieve its goals, the Company will maintain its existing execution methodology while focusing on the following strategic priorities: 1) Enhance ROE through structural reforms in non-banking businesses and robust growth in banking operations; 2) Secure capital capacity through effective control of assets; and 3) Increase speed of shareholder returns mainly through share buybacks and cancellations.

5.
This Corporate Value-Up Plan was formulated following the Board of Directors resolution on April 25, 2025. The Company will continue to assess the progress of the implementation, and communicate any updates or changes, of this plan after deliberation and resolution by the Board of Directors

Please refer to attached PDF file for further details.

The English version of the Plan can also be viewed from the company’s website at www.shinhangroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: April 25, 2025	By:	/s/ CHUN Sang Yung

Name: CHUN Sang Yung
Title: Chief Financial Officer